UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2012
Commission File Number 0-28564
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
(Address of principal executive office)
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On January 29, 2013, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2012. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: January 30, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 29, 2013

Table of Contents	Exhibit 99.1

QIAGEN Reports Fourth Quarter and Full-Year 2012 Results

•	QIAGEN exceeds Q4 and full-year 2012 targets:

◦	Full-year 2012: Net sales advance 10% CER (+7% reported) to $1.25 billion on growth in all customer classes and regions; adjusted diluted EPS at $1.08 per share

◦	Q4 2012: Net sales rise 4% CER (+4% reported) to $346.5 million, year-ago results included major product tender; adjusted diluted EPS at $0.34 per share

•	Building on 2012 progress to accelerate innovation and growth in 2013:

◦	Driving platform success: Rapid adoption of QIAsymphony automation platform set to exceed an installed base of 1,000 systems during 2013

◦	Sample-to-result next-generation sequencing workflow for clinical research and diagnostics on track for 2013 launch

◦	Adding content: Over 35 molecular diagnostic assay projects in pipeline; exceeding targets for conversion to FDA-approved therascreen KRAS companion diagnostic

◦	Growing efficiently and effectively: Adjusted operating income margin at 28% of net sales for full-year 2012, reaches 31% in Q4 2012

•	QIAGEN expects to deliver higher sales and adjusted earnings in 2013

Venlo, The Netherlands, January 29, 2013 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2012, delivering growth in net sales and adjusted earnings that exceeded targets, and set new goals for improved sales and adjusted earnings in 2013.

“QIAGEN made significant progress during 2012 on initiatives to drive innovation and growth. These actions fueled demand for our products across all of our customer classes and regions, enabling us to exceed our targets for 2012 and deliver double-digit sales growth at constant exchange rates and adjusted earnings at a faster pace than in 2011,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Results for the fourth quarter of 2012 also exceeded our targets, as we delivered solid growth over the year-ago quarter, which included sales from a major product tender.”

“Although the business environment remains challenging, our strategy is demonstrating traction and we have set a goal to further improve sales and adjusted earnings in 2013,” Mr. Schatz said. “Multiple growth drivers are building momentum as we move into 2013. We intend to add to our leadership in Personalized Healthcare by further expanding our position as the partner of choice for molecular companion diagnostics as well as by building our assay portfolio and driving adoption. Growing placements of our QIAsymphony automation platform are enabling the dissemination of molecular testing, while our QuantiFERON-TB test is improving the standard of care for latent tuberculosis (TB). Innovation goals for 2013 include our entry into targeted areas of next-generation sequencing with workflow solutions for clinical research and human healthcare, as well as advancing our R&D pipeline of more than 35 molecular diagnostic assay projects. We will also step up initiatives to improve efficiency and effectiveness, especially our capabilities to address the needs of customers. We are well-positioned to achieve our goals for 2013 and fulfill our mission of making improvements in life possible.”

Full-year 2012 results

	FY 2012	FY 2011	Change
In $ millions, except per share information			$	CER
Net sales	1,254.5	1,169.7	7%	10%
Operating income, adjusted	356.4	319.6	12%
Net income, adjusted	260.7	234.4	11%
Diluted EPS, adjusted	$1.08	$0.98
For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.
Net sales advanced at a double-digit pace in constant exchange rates (+10% CER) in 2012, driven by business expansion in all customer classes - particularly Molecular Diagnostics and Applied Testing - and all geographic regions. Contributions from the acquisitions of Ipsogen (acquired in July 2011), Cellestis (acquired in August 2011) and AmniSure (acquired in May 2012) provided six percentage points of total CER growth, and the rest of the QIAGEN portfolio provided four percentage points. Currency movements had a negative impact of three percentage points on reported sales growth.
Operating income rose to $169.8 million in 2012 from the year-ago level of $99.6 million. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, rose 12% to $356.4 million from $319.6 million in 2011. The adjusted operating income margin rose to 28% of net sales in 2012 from 27% a year earlier, as general and administrative and R&D investments were lower as a percentage of net sales, and the adjusted gross margin remained steady at 71% compared to 2011.
Net income attributable to owners of QIAGEN N.V. rose to $129.5 million in 2012 from $96.0 million in 2011, while diluted EPS was $0.54 (based on 240.7 million diluted shares) compared to $0.40 (239.1 million diluted shares). Adjusted net income attributable to owners of QIAGEN N.V. grew 11% to $260.7 million in 2012 from $234.4 million in 2011, as adjusted diluted EPS rose to $1.08 from $0.98.
Cash and cash equivalents at December 31, 2012, rose to $394.0 million from $221.1 million at December 31, 2011. Net cash provided by operating activities in 2012 included cash restructuring payments, and was unchanged at $245 million compared to 2011. Net cash used in investing activities was $301 million (including cash payments of $132 million for acquisitions), down from $540 million in 2011. Net cash provided by financing activities was $226 million in 2012 compared to cash used in financing activities of $311 million in 2011.
“Amid challenging business conditions, QIAGEN has reallocated resources and established a solid foundation to create enhanced, sustainable growth and value for shareholders,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We delivered on our sales targets and improved the adjusted operating income margin, reaching 31% in the fourth quarter. We also further strengthened our healthy financial position in 2012 through a U.S. private debt placement on very favorable terms, while also showing a commitment to shareholders with the launch of a $100 million share repurchase program.”

Fourth quarter 2012 results

	Q4 2012	Q4 2011	Change
In $ millions, except per share information			$	CER
Net sales	346.5	334.4	4%	4%
Operating income, adjusted	106.0	95.6	11%
Net income, adjusted	82.8	73.6	13%
Diluted EPS, adjusted	$0.34	$0.31
For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net income and adjusted diluted EPS results represent amounts attributable to the owners of QIAGEN N.V.
The Molecular Diagnostics and Applied Testing customer classes led the growth in the fourth quarter of 2012, with net sales up 4% CER against a tough comparison from results in the 2011 quarter that included a major product tender. Very strong sales from AmniSure (acquired in May 2012) provided about two percentage points of CER growth, while the rest of the portfolio contributed about two percentage points. Excluding the impact of the year-ago product tender, underlying organic growth was approximately 4% CER. Currency movements did not have an impact on reported sales growth.

Operating income amounted to $48.9 million in the fourth quarter of 2012 compared to a year-ago quarterly loss of $19.6 million, which included a restructuring charge for a productivity project. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, grew 11% to $106.0 million from $95.6 million in the fourth quarter of 2011. The adjusted operating income margin rose to 31% of net sales from 29% in the year-ago period.
Net income attributable to owners of QIAGEN N.V. amounted to $38.4 million in the fourth quarter of 2012 compared to a loss of $0.4 million in the year-ago period. Diluted EPS was $0.16 (based on 241.8 million diluted shares) compared to $0.00 in the year-ago period (236.7 million diluted shares). Adjusted net income attributable to owners of QIAGEN N.V. rose 13% to $82.8 million from $73.6 million in the 2011 quarter, as adjusted diluted EPS was $0.34 in the fourth quarter of 2012 compared to $0.31 in the year-ago period.
Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.
Business review
Geographic regions
The Asia-Pacific / Japan region (+15% CER, 19% of sales) grew at a robust pace in 2012 on improving demand in China, Japan and top emerging markets such as India and Korea. Results in the Europe / Middle East / Africa region (+9% CER, 34% of sales) advanced on higher sales in northern European countries and growth in all customer classes. The Americas (+8% CER, 46% of sales) rose on higher contributions from Molecular Diagnostics and Applied Testing, more than offsetting lower revenues in the region from products related to HPV testing.
Product categories
Consumables and related revenues (+10% CER, 86% of sales) rose across all customer classes in 2012, led by double-digit growth in Molecular Diagnostics and Applied Testing. In the fourth quarter of 2012, consumables and related revenues faced a challenging comparison due to the major product tender in the 2011 quarter, rising 4% CER and representing 85% of net sales.
Instrument sales (+11% CER, 14% of sales) benefited during 2012 from demand for a broad range of QIAGEN instruments. QIAGEN surpassed its 2012 goal for more than 200 new placements of the QIAsymphony automation platform, exceeding an installed base of more than 750 platforms since launch in 2008. Approximately 70% of total QIAsymphony placements as of the end of 2012 have been with Molecular Diagnostics customers, primarily through reagent rental agreements where revenues are recognized over a multiyear period. Demand also has been strong among Applied Testing customers. For the fourth quarter of 2012, instrument sales rose 7% CER and represented 15% of net sales.
Customer classes
An overview of performance in QIAGEN's four customer classes (based on total sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (2012: +15% CER, 49% of sales) advanced at a double-digit CER pace in 2012, driven by new products and solid demand for instruments from the QIAGEN portfolio, particularly the QIAsymphony automation platform. In Prevention, the QuantiFERON-TB test (acquired with Cellestis in 2011) achieved more than 20% CER pro forma growth in 2012 on initiatives in the U.S. and Europe to drive greater use of this new “gold standard” test for latent tuberculosis (TB). Full-year 2012 sales of products used in HPV testing (16% of sales, -8% CER) performed in line with expectations, as slightly higher volumes in the U.S. were more than offset by pricing pressure from the implementation of multiyear customer agreements. Personalized Healthcare delivered ongoing strong double-digit CER growth on global demand for the therascreen portfolio of companion diagnostic kits - particularly the KRAS test launched in mid-2012 after FDA approval for use in metastatic colorectal cancer patients - as well as higher revenues from co-development projects with pharmaceutical companies. In Point of Need, the AmniSure assay for premature rupture of fetal membranes in pregnant women provided important contributions after its acquisition in May 2012. In the fourth quarter of 2012, net sales rose 6% CER and represented 52% of sales, more than absorbing the impact of lower HPV sales in the U.S. and the year-ago delivery of a major product tender.
Applied Testing (2012: +22% CER, 8% of sales) delivered double-digit growth on strong demand for consumables used in human identification / forensics, veterinary medicine and food safety. Instrument sales also advanced at a double-digit

CER rate in 2012, particularly following the early 2012 software launch enabling customers to use many of these assays on the QIAsymphony automation platform. In the fourth quarter of 2012, Applied Testing rose 16% CER over the same period in 2011 and represented 7% of sales.
Pharma (2012: +5% CER, 19% of sales) had higher sales in Europe and the Asia-Pacific / Japan regions in 2012 on demand for instruments and the GeneGlobe portfolio of molecular pathway analysis products. However, growth rates were slower in the second half of the year as restructuring activities at some pharmaceutical companies impacted results. In the fourth quarter of 2012, Pharma rose 1% CER over the 2011 quarter and represented 18% of sales.
Academia (2012: +1% CER, 24% of sales) achieved modest growth in 2012 as single-digit CER growth in consumables more than offset weaker instrument sales. Concerns about future U.S. and European government funding for life sciences research prompted very cautious spending patterns among some customers in the U.S. and Europe during the year. In the fourth quarter of 2012, Academia sales were flat (+0% CER) compared to the same period in 2011 and represented 23% of sales. Funding uncertainties in these regions are expected to continue in 2013.
Accelerating innovation and growth in 2013
QIAGEN is committed to accelerating the pace of innovation and growth in 2013 and building on the progress of strategic initiatives during 2012 to leverage its leadership in Sample & Assay Technologies across all customer classes. These goals for 2013 focus on accelerating organic and strategic growth by continuing to drive platform success, add test content for use in all customer classes and broaden QIAGEN's geographic presence. Additional goals have been set to deliver efficiency and effectiveness through optimized resource allocation, improve QIAGEN's position as an employer of choice and to enhance customer experience, including through the launch of a new QIAGEN Internet site in 2013.
Drive platform success
A key element of QIAGEN's growth strategy is securing placements around the world of the QIAsymphony automation platform, the industry's first modular sample-to-result system that can process commercial assays as well as a broad range of laboratory-developed tests. In 2012, QIAGEN exceeded its goal of reaching an installed base of more than 750 QIAsymphony platforms, building on the year-end 2011 level of more than 550 platforms. QIAGEN anticipates continued strong demand for this platform, and is targeting for the installed base to rise above 1,000 platforms during 2013.
QIAGEN also advanced a strategy in 2012 to create integrated next-generation sequencing (NGS) workflows that combine innovative instrumentation and consumables. Products slated for introduction in 2013 include automation for primary sample-to-result processing of NGS runs. The platform strategy also includes a breakthrough next-generation benchtop sequencer, now in an advanced stage of development, as well as new bioinformatics aimed at accelerating NGS analysis time for higher sample throughput levels. QIAGEN's ambition is to make next-generation sequencing, now limited mostly to life science research, a routine and cost-effective tool used in clinical research and healthcare. During the fourth quarter of 2012, QIAGEN launched its first group of NGS products that simplify sample preparation and save hands-on time in the pre-analytical phase, and also eight cancer gene panels for targeted NGS analysis based on its GeneGlobe portfolio of more than 60,000 molecular assays.
Add content
A major priority for accelerating growth is adding novel content for use on instruments in QIAGEN's portfolio, particularly on instruments in the QIAsymphony platform family. Platforms and consumables, together, drive growth. Expanding the menu of tests available for a QIAGEN instrument enhances the value of that platform to laboratories, and increasing the installed base of an automated system leads to more sales of the test kits.
Building on four major regulatory approvals in 2012, more than 35 new assay development projects are under way in Molecular Diagnostics for use on the Rotor-Gene Q and QIAsymphony automation platform. These projects span applications ranging from blood-borne diseases to women's health, and are a combination of internal R&D initiatives and external collaboration projects. QIAGEN also has a deep pipeline of assays in development for use in other customer classes, particularly Applied Testing.
The U.S. launch of the therascreen KRAS RGQ PCR Kit, which provides guidance on the use of Erbitux® (cetuximab) as a treatment in patients with metastatic colorectal cancer, achieved good early momentum following regulatory approval in July 2012. Leading U.S. laboratories covering approximately half of the current KRAS testing volumes in the U.S. have already adopted QIAGEN's KRAS test, which in many cases has replaced laboratory-developed tests (LDTs).

A second Personalized Healthcare product, the therascreen® EGFR RGQ PCR Kit, was submitted in late 2012 to the U.S. Food and Drug Administration (FDA) for regulatory approval (pre-marketing approval, or PMA) and use in certain types of lung cancer patients. The EGFR assay is proposed to guide treatment with afatinib, an investigational oncology compound developed by Boehringer Ingelheim that was granted FDA priority review status in January 2013 (target action date in the third quarter of 2013). Other submissions in the U.S. and Europe are expected to emerge from more than 15 projects that QIAGEN has under way to co-develop and market companion diagnostics with leading pharmaceutical and biotech companies. In October, QIAGEN announced a new collaboration with Bayer HealthCare covering projects in oncology based on a range of existing and new biomarkers in the QIAGEN portfolio.
Broaden geographic presence
A key growth driver is QIAGEN's expansion in attractive markets around the world. The top seven emerging markets of Brazil, Russia, India, China, South Korea, Mexico and Turkey represented 12% of net sales and rose 12% CER in 2012 compared to 2011, and sales were up more than 20% CER when excluding the major product tender in 2011. QIAGEN expects these top emerging markets to deliver ongoing double-digit sales growth in 2013.

Grow efficiently and effectively
QIAGEN has implemented several operational improvements during 2012 that are creating positive changes in its culture since a company-wide project was launched in November 2011 to enhance productivity and free up resources for reallocation to growth initiatives. Through creation of the Molecular Diagnostics and Life Sciences business areas, as well as the integration of regional marketing activities with sales teams, decision-making has been moved closer to customers. Integration of R&D activities into the two business areas also has focused innovation on high-growth markets. Actions are also under way to optimize capacity utilization at selected sites and capture savings from shared service functions and outsourcing. QIAGEN expects to implement further project proposals during 2013 that are designed to improve efficiency and effectiveness, and these projects could result in additional restructuring charges.

Strengthening senior leadership team

Dr. Tadd S. Lazarus, a long-time practitioner in infectious diseases with a wealth of experience in developing clinical diagnostics, has joined QIAGEN as Chief Medical Officer and will lead a team of medical officers with extensive industry experience. Dr. Lazarus will be responsible for QIAGEN's overall medical strategy, including the evaluation and advancement of the diagnostic assay portfolio as well as the clinical evaluation of new diagnostic tests. He joins QIAGEN from Gen-Probe Incorporated, where he was Chief Medical Officer and Vice President of Clinical Affairs. Dr. Lazarus will be based at QIAGEN's site in Germantown, Maryland, and report to Dr. Helge Lubenow, Senior Vice President, Head of Business Area Molecular Diagnostics and Member of QIAGEN's Executive Committee. He will assume direct responsibility for QIAGEN's diagnostic portfolio in the areas of infectious disease, including sexually transmitted infections, as well as for women's health, and relationship building with key opinion leaders.

Progress on $100 million share repurchase program
QIAGEN launched a program launched in October 2012 to purchase up to $100 million of shares (excluding ancillary costs). As of January 25, 2013, approximately $57 million of the program was completed with the repurchase of about 3.1 million shares on the Frankfurt Stock Exchange and on NASDAQ at a volume-weighted average price of EUR 14.11 and $18.84, respectively. QIAGEN has previously announced a goal to complete the program by March 28, 2013. Repurchased shares will be held in treasury in order to satisfy various obligations for exchangeable debt instruments and/or employee share-based remuneration plans. Information on the progress of the program is available in the Investor Relations section of QIAGEN's website at www.qiagen.com.
2013 outlook
QIAGEN expects to deliver higher net sales and adjusted earnings in 2013, building on the strong performance in 2012. For the full year, total net sales are expected to rise about 5-6% CER on a mix of contributions from organic growth of the business portfolio and from AmniSure (treated as acquisition until May 2013). Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.16-1.18 for full-year 2013. This guidance takes into account dilution of approximately $0.02-0.03 per share from the net impact of the new U.S. medical device tax and higher interest expenses incurred through the U.S. private placement in October 2012 partially offset by effects of the share repurchase program. These expectations do not take into account potential sequestration actions in the U.S., which could lead to further reductions in government funding for life sciences research. Also excluded are any acquisitions that could be completed in 2013.

Conference call and webcast details
Information on QIAGEN's performance will be presented during a conference call on Wednesday, January 30, 2013, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.
Use of adjusted results
QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.
About QIAGEN
QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of December 31, 2012, QIAGEN employed approximately 4,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425

Email: pr@qiagen.com

www.twitter.com/qiagen
www.qiagen.com/about/press

Investor Relations:
John Gilardi
VP Corporate Communications
+49 2103 29 11711
+1 240 686 2222

Peter Vozzo
Director, Global Investor Relations
+1 240 686 7400

Email: ir@qiagen.com
www.qiagen.com/about/investorrelation

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2012	2011
Net sales	346,531	334,420
Cost of sales	114,009	132,701
Gross profit	232,522	201,719
Operating expenses:
Research and development	32,211	32,814
Sales and marketing	91,009	82,319
General and administrative, restructuring, integration and other	51,475	98,592
Acquisition-related intangible amortization	8,902	7,603
Total operating expenses	183,597	221,328
Income (loss) from operations	48,925	(19,609)
Other income (expense):
Interest income	624	1,189
Interest expense	(8,330)	(5,877)
Other (expense) income, net	(2,672)	2,244
Total other expense	(10,378)	(2,444)
Income (loss) before provision for income taxes	38,547	(22,053)
Provision for income taxes	263	(21,263)
Net income (loss)	38,284	(790)
Net (loss) attributable to non-controlling interest	(135)	(412)
Net income (loss) attributable to the owners of QIAGEN N.V.	38,419	(378)

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.16	$0.00
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.34	$0.31

Diluted shares used in computing diluted net income per common share	241,759	236,669

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2012	2011
Net sales	1,254,456	1,169,747
Cost of sales	430,432	419,938
Gross profit	824,024	749,809
Operating expenses:
Research and development	122,476	130,636
Sales and marketing	343,549	307,332
General and administrative, restructuring, integration and other	152,068	185,507
Acquisition-related intangible amortization	36,117	26,746
Total operating expenses	654,210	650,221
Income from operations	169,814	99,588
Other income (expense):
Interest income	2,382	6,128
Interest expense	(23,452)	(25,358)
Other (expense) income, net	(3,591)	15,854
Total other expense	(24,661)	(3,376)
Income before provision for income taxes	145,153	96,212
Provision for income taxes	15,616	1,263
Net income	129,537	94,949
Net income (loss) attributable to non-controlling interest	31	(1,089)
Net income attributable to the owners of QIAGEN N.V.	129,506	96,038

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.54	$0.40
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$1.08	$0.98

Diluted shares used in computing diluted net income per common share	240,746	239,064

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents	394,037	221,133
Short-term investments	90,451	54,577
Accounts receivable, net	250,729	230,770
Income taxes receivable	39,150	19,009
Inventories, net	135,293	132,236
Prepaid expenses and other current assets	55,363	59,055
Deferred income taxes	29,871	31,652
Total current assets	994,894	748,432
Long-term assets:
Property, plant and equipment, net	418,932	371,792
Goodwill	1,759,898	1,733,722
Intangible assets, net	853,872	819,487
Deferred income taxes	38,367	26,866
Other long-term assets	59,985	56,154
Total long-term assets	3,131,054	3,008,021
Total assets	4,125,948	3,756,453
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	948	1,617
Short-term loans	—	142,329
Accounts payable	51,311	59,848
Accrued and other current liabilities	196,447	213,769
Income taxes payable	14,863	31,211
Deferred income taxes	36,813	32,883
Total current liabilities	300,382	481,657
Long-Term liabilities:
Long-term debt, net of current portion	846,044	446,005
Deferred income taxes	196,413	207,112
Other long-term liabilities	58,746	63,881
Total long-term liabilities	1,101,203	716,998
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued and outstanding - 236,487 shares in 2012 and 234,221 shares in 2011	2,769	2,739
Additional paid-in capital	1,718,163	1,673,733
Retained earnings	985,434	855,928
Accumulated other comprehensive income	43,991	15,904
Less treasury stock, at cost— 1,943 at December 31, 2012	(35,653)	—
Total equity attributable to the owners of QIAGEN N.V.	2,714,704	2,548,304
Non-controlling interest	9,659	9,494
Total equity	2,724,363	2,557,798
Total liabilities and equity	4,125,948	3,756,453

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended December 31, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	346.5	232.5	48.9	38.5	(0.3)	38.4	$0.16
Adjustments:
Business integration, acquisition related and restructuring costs	—	(3.0)	22.4	22.4	(5.5)	17.0	0.07
Purchased intangibles amortization	—	19.3	28.2	28.2	(9.4)	18.8	0.08
Share-based compensation	—	0.5	6.5	6.5	(1.4)	5.0	0.02
Other non-recurring income and expense	—	—	—	0.1	3.5	3.6	0.01
Total adjustments	—	16.8	57.1	57.2	(12.8)	44.4	0.18
Adjusted results	346.5	249.3	106.0	95.7	(13.1)	82.8	$0.34

* Using 241.8 M diluted shares

Three months ended December 31, 2011
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	334.4	201.7	(19.6)	(22.1)	21.3	(0.4)	$0.00
Adjustments:
Business integration, acquisition related and restructuring costs	—	8.4	83.0	83.0	(29.2)	53.8	0.23
Purchased intangibles amortization	—	18.8	26.4	26.4	(9.2)	17.2	0.07
Share-based compensation	—	0.4	5.2	5.2	(1.2)	4.0	0.02
Other non-recurring income and expense	—	—	0.6	1.2	(2.2)	(1.0)	(0.01)
Total adjustments	—	27.6	115.2	115.8	(41.8)	74.0	0.31
Adjusted results	334.4	229.3	95.6	93.7	(20.5)	73.6	$0.31

* Using 236.7 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Twelve months ended December 31, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,254.5	824.0	169.8	145.2	(15.6)	129.5	$0.54
Adjustments:
Business integration, acquisition related and restructuring costs	—	(7.9)	46.6	46.5	(13.9)	32.8	0.14
Purchased intangibles amortization	—	78.5	114.6	114.6	(38.7)	75.9	0.31
Share-based compensation	—	2.3	25.4	25.4	(5.6)	19.7	0.08
Other non-recurring income and expense	—	—	—	(0.4)	3.2	2.8	0.01
Total adjustments	—	72.9	186.6	186.1	(55.0)	131.2	0.54
Adjusted results	1,254.5	896.9	356.4	331.3	(70.6)	260.7	$1.08
* Using 240.7 M diluted shares
Twelve months ended December 31, 2011
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,169.7	749.8	99.6	96.2	(1.3)	96.0	$0.40
Adjustments:
Business integration, acquisition related and restructuring costs	—	9.6	101.5	101.5	(34.8)	66.7	0.28
Purchased intangible amortization	—	70.2	96.9	96.9	(32.9)	64.0	0.27
Share-based compensation	—	1.7	19.5	19.5	(4.2)	15.3	0.06
Other non-recurring income and expense	—	1.2	2.1	(8.5)	0.9	(7.6)	(0.03)
Total adjustments	—	82.7	220.0	209.4	(71.0)	138.4	0.58
Adjusted results	1,169.7	832.5	319.6	305.6	(72.3)	234.4	$0.98
* Using 239.1 M diluted shares
Tables may contain rounding differences